EXHIBIT 1

CONFIDENTIAL

April 4, 2006

Mr. Monte R. Black

1400 Stringtown Road

Lancaster, OH 43130

Re:    LaSalle Proposed Credit Facilities.

Dear Mr. Black:

You have advised LaSalle Bank National Association (“LaSalle”) that you and one or more newly formed companies (collectively, “Investor”) intend to enter into one or more transactions (the “Transaction”) intended to result in the ownership of MPW Industrial Services Group, Inc. (“MPW” and, together with Investor, jointly and severally, the “Companies”) by Investor. References herein to the “Transaction” shall include the financings and all transactions related to the Transaction. LaSalle understands that the aggregate consideration to be paid to acquire shares of capital stock of MPW will not exceed the amount previously disclosed to LaSalle as the expected maximum share consideration, that approximately $15,500,000 of existing indebtedness of MPW will be refinanced, and that related fees and expenses incurred by the Companies will not exceed $1,500,000.

LaSalle understands that the funding required to effect the Transaction, to pay fees and expenses in connection therewith and to provide for the ongoing working capital needs and for the general corporate purposes of MPW and its subsidiaries shall be provided solely from the incurrence of the Facilities (as defined below). Immediately after giving effect to the Transaction, the Companies and their subsidiaries shall have no indebtedness other than as described herein.

LaSalle further understands that the senior secured credit facilities (the “Facilities”) will be as set forth on the summary of certain terms and conditions attached as Exhibit A to this Commitment Letter, which forms an integral part of this Commitment Letter and is incorporated herein by reference.

LaSalle is pleased to advise you that it is willing, subject to the terms and conditions contained in this Commitment Letter, to commit the entire amount of the Facilities (the “Commitment”). Upon your acceptance of the Commitment, LaSalle intends to act as arranger to form a group of financial institutions, for which LaSalle will act as the administrative agent and sole arranger in connection with the Facilities. You hereby agree to enter into, and to cause Investor to enter into, such modifications to the terms of the Facilities as LaSalle may reasonably request as necessary for the initial syndication of the Facilities and, in the event such initial syndication shall prove to be impracticable in LaSalle’s reasonable determination, such modifications (including reallocation of the Facilities and adjustments to one or more interest rate margins) as LaSalle may reasonably request as necessary to make the syndication of the Facilities reasonably practicable.

You also agree that, without the consent of LaSalle, neither you nor Investor nor any of its subsidiaries will, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or knowingly encourage submission of proposals or offers from any person or entity relating to the financing contemplated by the Facilities, or participate in any negotiations regarding the Facilities, or furnish to any other person or entity any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person or entity to do or seek any of the foregoing.

The Commitment is subject to the conditions set forth in Exhibit A hereto, including (a) (b) receipt of satisfactory environmental reports, (c) the negotiation and execution of a definitive credit agreement and other related documentation satisfactory to LaSalle, (d) there being no material adverse change (in the reasonable opinion of LaSalle) in the business, assets, liabilities, properties, condition (financial or otherwise), results of operations or prospects of MPW and its subsidiaries since June 30, 2005, and (e) there not having occurred and being continuing a material disruption or material adverse change in the financial, banking or capital markets generally affecting credit facilities similar to the Facilities which, in LaSalle’s reasonable judgment, could reasonably be expected to materially impair the syndication of the Facilities.

You hereby represent and covenant that (a) all information (other than Projections (as defined below)) (the “Information”) that has been or will be made available to LaSalle by you or the Companies or any of your or their representatives (in each case, with respect to Information furnished to LaSalle prior to the date of commencement of the syndication of the Facilities, as supplemented from time to time prior to such date) is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (b) all financial projections (“Projections”) that have been or will be made available to LaSalle by you or the Companies or any of your or their representatives have been or will be prepared in good faith based upon assumptions you or the Companies believe to be reasonable (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of you or the Companies, and that no assurance can be given that such Projections will be realized).

In consideration of the execution and delivery of this Commitment Letter by LaSalle and the Commitment provided hereunder, you hereby agree to indemnify, exonerate and hold LaSalle and each of its officers, directors, employees, affiliates and agents (each an “Indemnified Party”) free and harmless from and against any and all actions, causes of action, suits, losses, liabilities, damages and expenses, including attorneys’ fees and expenses (including the allocated fees and disbursements of internal legal services) (collectively, the “Indemnified Liabilities”), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to the Transactions or other similar transactions financed or proposed to be financed in whole or in part, directly or indirectly, with the proceeds of any of the Facilities or the execution, delivery, performance or enforcement of this Commitment Letter, or the providing or syndication of the Facilities, by any of the Indemnified Parties, except for any such Indemnified Liabilities arising on account of the applicable Indemnified Party’s gross negligence or willful misconduct as determined by a final, nonappealable judgment by a court of competent jurisdiction. If and to the extent that the foregoing undertaking may be unenforceable for any reason, you hereby agree to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Your obligations under this paragraph shall expire upon the execution and delivery by Investor, MPW and LaSalle of definitive loan documentation, but otherwise will survive the termination of this Commitment Letter.

The reasonable out-of-pocket costs and expenses (including all legal, appraisal, environmental, accounting and other consultant costs and fees) incurred by LaSalle in connection with the evaluation and/or documentation of this Commitment Letter, the Facilities and the other Transactions shall be payable upon demand by (a) you if the Facilities and the other Transactions are not consummated, and (b) you, Investor and MPW if the Facilities and the other Transactions are consummated. LaSalle has engaged counsel in connection with the transaction. By signing below, you hereby authorize LaSalle to incur expenses and agree to pay all amounts required to be paid by the Fee Letter dated as of the date hereof.

Each party acknowledges that this Commitment Letter supersedes any and all discussions and understandings, written or oral, between or among LaSalle and any other person as to the subject matter hereof, including, without limitation, any prior proposal or commitment letters and term sheets. This Commitment Letter may only be amended, waived or modified in writing and executed by the parties hereto.

The terms contained in this Commitment Letter are confidential and, except for disclosure to your boards of directors, officers and employees, to professional advisors retained by you or as may be required by law or court order may not be disclosed in whole or in part to any other person or entity without LaSalle’s prior written consent. This paragraph shall survive any termination of this Commitment Letter.

This Commitment Letter will terminate at the earlier of 5:00 P.M.local time on Friday, April 7, 2006 and the public announcement of the Transaction, unless on or before that date and such announcement you sign and return an enclosed counterpart of this Commitment Letter, the Fee Letter and it will expire on August 15, 2006 if the Facilities have not closed on or before that date, unless LaSalle agrees in writing to extend such dates. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter.

This Commitment Letter and the Fee Letter with respect to the Facilities dated the date hereof shall be a contract made and governed by the internal laws of the State of Ohio applicable to contracts made and to be performed entirely within such state, without regard to conflict of laws principles.

EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS COMMITMENT LETTER, THE FEE LETTER, OR ANY DOCUMENT RELATED HERETO OR TO THE FACILITIES OR THE TRANSACTIONS, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS COMMITMENT LETTER, THE FEE LETTER, OR ANY DOCUMENT RELATED HERETO OR TO THE FACILITIES OR THE TRANSACTIONS, SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE STATE OF OHIO OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF OHIO; PROVIDED THAT NOTHING IN THIS COMMITMENT LETTER SHALL BE DEEMED OR OPERATE TO PRECLUDE LASALLE FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION. EACH PARTY HERETO EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF OHIO AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF OHIO FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE. EACH PARTY HERETO EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

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LaSalle is pleased to have this opportunity and looks forward to working with you.

Very truly yours,

LASALLE BANK NATIONAL ASSOCIATION

By:	/s/ Steven R. Shepard
Name:	Steven R. Shepard
Title:	Senior Vice President

Accepted and Agreed to as of April 5, 2006

/s/ Monte R. Black
Monte R. Black

EXHIBIT A

TERM SHEET

(See attached.)

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

PROJECT BAREFOOT

SENIOR SECURED CREDIT FACILITIES

TERM SHEET

Company:	Barefoot Acquisition Inc. (the “Company”) or such other company as may be formed by the sponsors to facilitate the anticipated transaction referenced under “Purpose” below, including as successor to MPW Industrial Services Group, Inc. (“MPW”).

Loan Parties:	The Company, MPW and each of their subsidiaries and parent companies.

Administrative Agent:	LaSalle Bank National Association (“LaSalle” and, in such capacity, the “Administrative Agent”).

Sole Arranger:	LaSalle

Lenders:	LaSalle, and at its discretion, up to two other financial institutions acceptable to and arranged by Administrative Agent in consultation with the Company.

Sponsors:	Monte R. Black and a management team to be determined

Facilities:	Senior secured credit facilities (the “Facilities”) in the aggregate principal amount of up to $37,376,000, consisting of the following:

(a)    An $18,000,000 revolving credit facility (the “Revolving Credit Facility”), with a subfacility for letters of credit issued by LaSalle or one of its affiliates (the “Issuing Lender”) (in an amount to be determined); the Revolving Credit Facility shall be governed by a Borrowing Base allowing advances up to the sum of a) 80% of eligible accounts receivable and b) 50% on eligible unbilled revenue, less issued letters of credit, with a maximum permitted over-advance of $5 million. The maximum permitted over-advance will decline by $500,000 on June 30, 2007, and on each June 30 thereafter, until the earlier of the maturity date, or such time that it is reduced to zero.

(b) A $13,500,000 equipment term loan facility (the “Equipment Term Loan “).

(c) A $5,876,000 real estate term loan facility (the “Real Estate Term Loan”) .

Maturity:	5 years from closing date.

Revolving Credit Availability:	Outstanding letters of credit (if any) will be reserved against availability.

-1-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

Purpose:	To (a) finance the acquisition and retirement or cancellation of the “public” shares of MPW (i.e. approximately 42% of the currently outstanding shares of MPW), simultaneously with the Company or one of its subsidiaries becoming the successor to MPW, including related fees and expenses, (b) refinance existing debt of the Loan Parties, and (c) provide for the working capital requirements and general corporate purposes of MPW and its subsidiaries.

Fees and Interest Rates:	See Annex I.

Voluntary Prepayments and Commitment Reductions:	The Company may prepay amounts outstanding under the Facilities in whole or in part (in minimum amounts to be agreed upon), with prior notice but without premium or penalty (but subject to payment of costs associated with breakfunding on LIBOR loans). Prepayments under the term loans shall be applied against remaining scheduled installments pro rata. The Company may reduce commitments under the Revolving Credit Facility upon advance notice and in minimum amounts to be agreed upon. Maximum of five LIBOR loans on the Revolving Credit Facility at any time.

Amortization:	The Equipment and Real Estate Term Loans will amortize as set forth below, with payments due on the last day of each calendar quarter commencing September 30, 2006:

Quarters	Equipment Term Loan (Quarterly)	Real Estate Term (Quarterly)	Combined Annual Payment
1-4	$500,000	$97,333	$2,389,332
5-8	$550,000	$97,333	$2,589,332
9-12	$600,000	$97,333	$2,789,332
13-16	$650,000	$97,333	$2,989,332
17-19	$700,000	$97,333	$2,391,999
20	$2,200,000	$4,026,673	$6,226,673

Total			$19,376,000

-2-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

Mandatory Prepayments:	Mandatory prepayments of the Facilities will be required as follows:

(a)    50% of excess cash flow (to be defined in a mutually satisfactory manner) for each fiscal year (commencing with the fiscal year ending June 30, 2007) within 120 days of the end of such fiscal year, provided, however, that if at the end of any fiscal year the Company’s Total Leverage Ratio (as hereinafter defined) is below 2.25 to 1.00, 25% of excess cash flow shall be applied to the Term Loan.

(b) 100% of the net proceeds from issuance of debt (subject to exceptions to be mutually agreed upon).

(c)    100% of the net cash proceeds of any asset sale or disposition (to the extent not reinvested in like assets or other productive tangible assets to be used in the ordinary course of business to generate revenues within 180 days) that exceeds $25,000 individually.

(d)    100% of net proceeds from equity issuances (subject to exceptions to be mutually agreed upon), with the provision that the proceeds of equity issued to Monte R. Black or to an entity controlled by Mr. Black and used within 90 days for the sole purpose of funding the acquisition of capital assets would be exempt from this requirement.

Prepayments will be applied to the Term Loan, against all remaining scheduled installments pro rata.

Security:	The Facilities will be secured by a first priority perfected security interest in substantially all existing and after acquired assets (real and personal) of the Loan Parties and all products and proceeds thereof. The Loan Parties will authorize the filing of UCC financing statements prior to closing of the Facilities. In addition, the Facilities will be secured by a first priority pledge of all outstanding equity securities of the Company and each of its subsidiaries.

Guarantees:	The Facilities will be guaranteed by all subsidiaries of the Company, and, if applicable, its parent

-3-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

Initial Conditions:	The closing of the Facilities will be subject to customary closing conditions, all in form and substance satisfactory to the Administrative Agent, including, without limitation, the following:

(a) The Administrative Agent shall have received environmental site assessment reports on all real property to be pledged as collateral, indicating no material environmental issues.

(b)    The Administrative Agent shall have received an executed credit agreement and other loan documents and all conditions to the initial borrowing thereunder shall have been satisfied. Such loan documents shall include conditions precedent, representations, warranties, affirmative, negative and financial covenants, Administrative Agent and Lender indemnity and reimbursement provisions, events of default, remedies, and other customary provisions.

(c)    Monte R. Black shall have: 1) voted all his shares in favor of the anticipated transaction, and caused his immediate family and trusts that own shares to vote in favor of the anticipate transaction; and 2) “roll” the value of the voted shares into the Company.

(d) Simultaneous with the closing of the Facilities contemplated by this term sheet, the Company shall merge with or into MPW.

(e) The Administrative Agent shall have received all fees required to be paid, and all expenses for which invoices have been presented, on or before the closing date.

(f) After giving effect to the funding of the loans at closing and payment of all costs and expenses:

1. maximum outstanding loan under the Revolving Credit Facility (including letters of credit) of $14.5 million.

2. minimum pro forma trailing twelve-month Adjusted EBITDA of $11.00 million.

3. maximum senior Leverage Ratio (excluding letters of credit) of not more than 2.70 to 1.00.

(g)    The Administrative Agent shall have received (i) the 10-Q quarterly financial statements for MPW and its subsidiaries for the period ending March 31, 2006, (ii) unaudited interim consolidated financial statements for MPW and its subsidiaries for the month of March, 2006 and each month thereafter for each fiscal month ended at least ten (10) days prior to closing, but after the latest fiscal quarter referred to in clause (i) above.

-4-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

(h)    The Administrative Agent shall have received the results of recent tax, judgment and UCC lien searches in each relevant jurisdiction with respect to MPW and the Loan Parties, and such searches shall reveal no liens on any of the assets of MPW or the Loan Parties except for liens permitted by the credit agreement.

(i)     All documents and instruments required to perfect the Administrative Agent’s security interest in the collateral under the Facilities shall have been executed and be in proper form for filing, and, in connection with real estate collateral, the Administrative Agent shall have received title insurance policies, surveys, permits and other customary documentation requested by the Administrative Agent.

(j) The Administrative Agent shall be reasonably satisfied with the insurance program to be maintained by the Loan Parties.

(k)    If requested, the Administrative Agent shall have received a solvency certificate from the chief financial officer of the Company which shall document the solvency of the Company and its subsidiaries after giving effect to the anticipated transaction.

(l) The Administrative Agent shall have received an environmental audit with respect to certain real property owned or leased by MPW.

(m) The Administrative Agent shall have received such legal opinions as Administrative Agent may reasonably request.

(n)    The Administrative Agent and the Lenders shall have received projected income statements, balance sheets and cash flow statements prepared by the Company and giving effect to the anticipated transaction, and the Facilities and the use of proceeds therefrom.

(o) The Loan Parties shall have established a banking relationship with LaSalle providing the primary depository and cash management services for the Loan Parties.

(p)    The Administrative Agent shall be satisfied that, since June 30, 2005 there has been (i) no material adverse change in the business, assets, liabilities, properties, condition (financial or otherwise), results of operations or prospects of MPW or the Loan Parties, and (ii) no material adverse change in or material disruption of conditions in the financial, banking or capital markets that are material in connection with the Facilities.

(q) The Administrative Agent shall be satisfied with the results of its legal and business due diligence.

-5-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

(r)      The Administrative Agent shall have received such other documents, agreements, certificates and opinions to be executed or delivered, or relating to the transactions contemplated, on or prior to the closing date as the Administrative Agent or the Lenders may request.

(s)     MPW and the Loan Parties shall have obtained all governmental and third party approvals necessary in connection with the anticipated transaction, the financing contemplated hereby and the continuing operations of MPW and the Loan Parties shall have been obtained on terms reasonably satisfactory to the Administrative Agent and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the anticipated transaction, or the financing thereof contemplated by the Facilities, except for such governmental and third party approvals the failure to obtain which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, properties, results of operations or prospects of the Loan Parties taken as a whole.

(t)     The anticipated transaction shall have been or shall concurrently be consummated in accordance with applicable law and on satisfactory terms. The documentation relating to the anticipated transaction (collectively, the “Transaction Documents”) shall have satisfactory terms and conditions, and no provision of such documentation shall have been waived, amended, supplemented or otherwise modified in any material respect. The Loan Parties shall have no debt other than the Facilities, and debt approved by the Administrative Agent. The capitalization and structure of the Loan Parties after the anticipated transaction shall be reasonably satisfactory in all respects.

(u)    The Administrative Agent shall have received a pro forma consolidated balance sheet of the Company and its subsidiaries as of the date of the most recent consolidated balance sheet delivered pursuant to the preceding paragraph, adjusted to give effect to the consummation of the anticipated transaction and the financings contemplated hereby as if such transactions had occurred on such date, which is consistent in all material respects with the sources and uses of cash for the anticipated transaction previously described to the Administrative Agent and the forecasts previously provided to the Administrative Agent.

(v) None of MPW or the Loan Parties shall have material pending or proposed litigation with respect to the Facilities or the anticipated transaction.

-6-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

Ongoing Conditions:	The making of each extension of credit shall be conditioned upon (a) the accuracy of all representations and warranties in the credit agreement and the other loan documents and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

Hedging Agreements:	Within 90 days of the closing date, the Company shall purchase interest rate protection, in form and substance satisfactory to the Administrative Agent, equal to at least 50% of the outstanding principal amount of the Equipment and Real Estate Term Loans and having a term of at least 5 years.

Representations and Warranties:	Those representations and warranties customarily found in credit agreements for transactions of this nature, including without limitation financial statements, absence of undisclosed liabilities, enforceability of loan documents, taxes, investment company act and public utility holding company act, accuracy of disclosure, insurance, subordinated debt agreements and related agreements, due organization and authorization, no conflict, required approvals, ownership of properties, burdensome obligations, no material adverse change, no violation of Regulation T, U or X, pension and welfare plans, solvency, no material litigation, intellectual property, absence of default, labor matters and environmental matters.

Affirmative Covenants:	Those affirmative covenants customarily found in credit agreements for transactions of this nature, including without limitation, financial information (including audited annual financial statements with unqualified opinion, monthly financial statements, quarterly compliance certificates, and SEC filings), use of proceeds, tax shelter registration, deposit accounts, corporate existence, employee plans, notice of default, environmental matters, litigation, payment of taxes and obligations, financial projections, compliance with laws, maintenance of property, insurance, inspection and further assurances.

Negative Covenants:	Those negative covenants customarily found in credit agreements for transactions of this nature, including without limitation lines of business, additional indebtedness, liens, guarantees, investments, cancellation of indebtedness, restricted payments, modification of certain agreements and instruments, inconsistent agreements, leases, consolidations, mergers and acquisitions, sale of assets, subsidiary dividends, and transactions with affiliates and management fees.

-7-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

Financial Covenants:	To include, without limitation, the following financial covenants (with covenant definitions and requirements and levels to be determined):

(a) Minimum annual TTM EBITDA, or alternatively, minimum quarterly EBITDA for the periods ending June 30, 2006, September 30, 2006;, December 31, 2006 and March 31, 2007.

(b)    Minimum Fixed Charge Coverage Ratio of 1.20:1.00 on a rolling four quarter basis, commencing at the end of the first fiscal quarter after the transaction closes. Contributions of equity by Monte R. Black, or by entities controlled by Mr. Black on terms acceptable to LaSalle and its counsel shall be added as a component of the numerator of the Fixed Charge Coverage.

(c)    Maximum Senior Leverage Ratio (excluding letters of credit) of 3.0:1.0 initially, stepping down to 2.75:1.0 at the end of the first full fiscal year following the closing, then 2.50:1.00 at the end of the second full fiscal year following the closing.

(d)    Maximum Capital Expenditures of $8.3 million for FYE June 30, 2006, $5.5 million FY 2007; $5.7 million for FY 2008; and $6 million thereafter. Capital Expenditures funded with equity contributions from Monte R. Black shall be excluded from the above limits. Company will be allowed to carry-over up to $500,000 of unused Capital Expenditure limits from one fiscal year to the next.

Events of Default:	Those events of default customarily found in credit agreements for transactions of this nature, including, without limitation, failure to make payment when due, defaults under other agreements or indebtedness, noncompliance with covenants, breach of representation or warranty, bankruptcy, judgments in excess of specific amounts, pension plan defaults, impairment of security interests, invalidity of any guarantee, security interest or subordination provision, change of control, material adverse change, the failure of Monte R. Black and a chief financial officer acceptable to LaSalle to be actively employed in the Company’s business, subject to reasonable accommodations in the event of a major illness or death.

-8-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

Expenses; Indemnification:	Upon acceptance of this Term Sheet, the Sponsor agrees to pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and enforcement of all documentation executed in connection with the Facilities, including, without limitation, reasonable legal fees of counsel to the Administrative Agent, equipment and real estate appraisal fees, field examination fees, environmental site assessment fees, flood zone check fees, regardless of whether or not the Facilities close.

Upon acceptance of this Term Sheet, the Sponsor agrees to pay on demand all reasonable out-of-pocket costs and expenses of the Administrative Agent (including any appraisal costs, all reasonable fees and charges of any counsel to the Administrative Agent, the reasonable allocable cost of internal legal services of the Administrative Agent, all reasonable disbursements of such internal counsel and all court costs and similar legal expenses and any taxes) in connection with the preparation, execution and delivery (including the costs of Intralinks (or other similar transmission systems), if applicable) of this Term Sheet, whether or not the Facilities close.

The Sponsor shall indemnify the Administrative Agent, the Lenders and their respective directors, officers, affiliates, employees and agents from and against all losses, liabilities, claims, damages or expenses relating to the Facilities and the Company’s use of the Facilities, including, without limitation, reasonable attorneys’ fees and settlement costs, except to the extent that such losses, liabilities, claims, damages or expenses are incurred by reason of the gross negligence or willful misconduct of the applicable indemnified person, as determined by a final, nonappealable judgment by a court of competent jurisdiction. The Company will assume Sponsor’s obligations hereunder upon the closing of the Facilities.

Taxes and Yield Protection:	The Company will indemnify the Lenders for withholding taxes. The definitive loan documents will also contain customary tax gross-up, yield protection and breakage provisions.

Voting:	Required Lenders shall be equal to 66 2/3% or more of commitments under the Facilities, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount of, or extensions of the scheduled date of amortization or final maturity of, any loan, (ii) reductions in the rate of interest or any fee or extensions of any due date therefore, and (iii) increases in the amount or extension of the expiry date of any Lender’s commitments and (b) the consent of 100% of the Lenders shall be required with respect to (i) modifications of the voting percentages and rights and (ii) releases of all or substantially all of the guarantees or all or substantially all of the collateral.

-9-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

Assignments and Participations:	Each Lender may at any time sell assignments in the Facilities to eligible financial institutions or commercial banks in minimum amounts of $5,000,000 (or all of such Lender’s remaining loans and commitments) subject to the consent of the Administrative Agent, the Issuing Lender (for assignments of the Revolving Credit Facility only) and (so long as no event of default has occurred and is continuing) the Company (which shall not be unreasonably withheld or delayed). Each Lender may sell participations in all or any part of the Facilities, provided such participants shall only have voting rights with respect to certain customary or affected lender-consent items.

Governing Law and Forum:	The loan documents will be governed by Ohio law. The Loan Parties will submit to the jurisdiction and venue of the federal and state courts located in Franklin County in the State of Ohio and will waive any right to trial by jury.

Counsel to the Administrative Agent:	Squire, Sanders & Dempsey LLP.

Exclusivity:	From the date of acceptance of the Term Sheet, there shall be no competing offer, placement or arrangement of any senior credit financing by or on behalf of the Sponsor, and the Sponsor will immediately advise the Administrative Agent if any such transaction is contemplated.

This Term Sheet does not constitute a commitment, a contract to provide a commitment or an offer to enter into a contract to provide the credit facilities described herein. Such a commitment, contract or offer is subject to, among other things, completion of due diligence, obtaining the approval of all applicable credit committees and execution and delivery of definitive loan documentation.

This Term Sheet does not attempt to describe all of the terms, conditions and requirements that would pertain to the Facilities, but rather is intended to outline certain basic items around which the Facilities will be structured. This Term Sheet is not intended to limit the scope of discussion or negotiation of any and all matters not inconsistent with the specific matters set forth herein.

This Term Sheet is confidential and may not be shared with any party other than officers, directors and agents of the Company without the prior consent of LaSalle.

-10-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

Annex I

Interests and Certain Fees

Interest:

Loans will bear interest at a rate per annum over the Base Rate or the LIBOR Rate according to the Pricing Grid set forth below based on the most recent quarter end Total Leverage Ratio (provided that until December 31, 2006, the applicable interest rate margins to be those corresponding to Level V in the Pricing Grid).

Loans outstanding under the swingline facility will bear interest at the Base Rate plus the margin for Base Rate loans set forth in the Pricing Grid.

Pricing Grid

Level	Total Debt/EBITDA	LIBOR Margin	Base Rate Margin	Unused Fee Rate	L/C Fee Rate
V	>2.75	2.75%	2.25%	0.500%	2.75%
IV	>2.50 but ≤2.75	2.50%	2.00%	0.450%	2.50%
III	>2.00 but ≤2.50	2.25%	1.75%	0.375%	2.25%
II	>1.50 but ≤2.00	2.00%	1.25%	0.250%	2.00%
I	≤1.50	1.75%	0.75%	0.250%	1.75%

Note: The ratio of Debt/EBITDA in the chart above excludes letters of credit

LIBOR Rate: The London Interbank Offered Rate (“LIBOR”) as displayed in the Bloomberg Financial Markets system (or other authoritative source selected by the Administrative Agent in its sole discretion) for deposits in dollars for one, two, or three month periods (“Interest Periods”) as offered at 11:00 a.m. London time two (2) business days prior to the borrowing date (or three (3) business days prior to the commencement of such Interest Period if banks in London, England were not open and dealing in offshore United States dollars on such second preceding business day), adjusted for statutory reserve requirements.

Base Rate: The higher of (a) the rate publicly announced from time to time by the Administrative Agent as its “prime rate” and (b) the Federal Funds Rate plus 0.5% per annum.

Calculations:	All calculations of interest and fees will be made on the basis of a 360-day year and actual days elapsed; provided that calculations of interest on Base Rate loans will be made on the basis of a 365/366-day year and actual days elapsed.

-11-	April, 2006

Confidential Summary of Indicative Terms and Conditions	BAREFOOT ACQUISITION INC.

Interest Payments:	Interest will be payable monthly in arrears on the last day of each calendar quarter on Base Rate loans and on the last day of each Interest Period in the case of LIBOR loans.

Non-Use Fee:	A Non-Use Fee at a rate per annum determined by reference to the Pricing Grid will be payable on the daily unutilized portion of the Revolving Credit Facility. Such fee will be payable quarterly in arrears on the last day of each calendar quarter. The undrawn amount of letters of credit will count as utilization of the Revolving Credit Facility for purposes of calculating this fee. Outstanding swingline loans will not constitute utilization of the Revolving Credit Facility for purposes of calculating this fee.

Letter of Credit Fees:	A letter of credit fee at a rate per annum determined by reference to the Pricing Grid will be payable on the daily stated amount of all outstanding letters of credit. Such fee will be payable quarterly in arrears on the last day of each calendar quarter. In addition, the Company will pay the Issuing Lender for its own account for each Letter of Credit (a) a fronting fee in the amount separately agreed to between the Company and the Issuing Lender per a separate fee letter, and (b) such other standard issuance, negotiation, processing and/or administration fees as may be charged by the Issuing Lender.

Underwriting Fees:	Nonrefundable fees as set forth in a separate fee letter:

Annual Agency Fee:	As set forth in a separate fee letter.

Default Rate:	Upon the occurrence and during the continuance of a default, unless the Required Lenders otherwise consent, the obligations under the Facilities will bear interest at a rate equal to an additional two percent (2%) per annum over the rate otherwise applicable, with such interest payable on demand. Imposition of the default rate will be automatic for payment and insolvency defaults.

-12-	April, 2006